Contact

www.linkedin.com/in/danabrams1
(LinkedIn)

Top Skills

Private Equity
Mergers & Acquisitions
Corporate Governance

Dan Abrams

Investor and Operator
Los Angeles Metropolitan Area

Summary

Tenured investor and operator with experience sourcing, executing and operating businesses across the entire spectrum of maturity, from early stage growth to late stage buyout. I've overseen the formation, fundraising and operation of several investment firms and have led teams in various disciplines.

Experience

Cobalt Capital
Managing Partner
December 2019 - Present (4 years)
Los Angeles, California, United States

I oversee investments and day-to-day operations for the firm. I serve on several boards of directors, supervise the administration of the firm and work on new investment opportunities as well as assist in the growth and development of existing portfolio companies.

Evolution Media
Partner and Chief Operating Officer
September 2018 - Present (5 years 3 months)
Greater Los Angeles Area

Intellimize
Board Member
July 2021 - Present (2 years 5 months)

Mux
Board Observer
May 2023 - Present (7 months)

Epic! Kids
Board Member
April 2019 - Present (4 years 8 months)
San Francisco Bay Area

Feather
Board Member
December 2019 - December 2022 (3 years 1 month)

Mobcrush
Board Member
March 2020 - June 2021 (1 year 4 months)

Speakable PBC
Board Member
September 2018 - April 2021 (2 years 8 months)
Greater New York City Area

Mersive Technologies
Board Member
December 2017 - September 2018 (10 months)
Greater Denver Area

OpenGate Capital
Principal, General Counsel & Chief Compliance Officer
April 2014 - September 2018 (4 years 6 months)
Los Angeles, CA

Imagine Communications
Board Member
February 2014 - April 2014 (3 months)

The Gores Group
Vice President, Fund Counsel
May 2011 - April 2014 (3 years)

Manatt, Phelps & Phillips, LLP
Associate
April 2008 - May 2011 (3 years 2 months)

DLA Piper US LLP
Associate
January 2006 - April 2008 (2 years 4 months)

Education

Tufts University

B.A., Psychology

American University - Kogod School of Business

MBA, Entrepreneurship, Management

American University, Washington College of Law

JD, Law